                                                                    BOCA RATON, FLORIDA
                                                                            ------
                                                                  FORT LAUDERDALE, FLORIDA
                                                                            ------
                                                                       MIAMI, FLORIDA
                                                                            ------
                                                                       TAMPA, FLORIDA
                                                                             ------
                                   LAW OFFICES                    WEST PALM BEACH, FLORIDA
                               ARNSTEIN & LEHR LLP                           ------
                     120 SOUTH RIVERSIDE PLAZA O SUITE 1200       HOFFMAN ESTATES, ILLINOIS
                          CHICAGO, ILLINOIS 60606-3910                       ------
                                 (312) 876-7100                      MILWAUKEE, WISCONSIN
Jerold N. Siegan               FAX (312) 876-0288                            ------
(312) 876-7874                  www.arnstein.com                   MEMBER OF INTERNATIONAL
jnsiegan@arnstein.com             FOUNDED 1893                         LAWYERS NETWORK

                                 August 25, 2006

VIA U.S. MAIL &
---------------
FACSIMILE 202-772-9205
----------------------
Mr. Larry Spirgel
Assistant Director
United States Securities & Exchange Commission
Mail Stop 3720
Washington, DC  20549

      Re:   Teleplus Enterprises, Inc.
            Form 10-KSB for the Fiscal Year
            Ended December 31, 2005
            Filed March 31, 2006

            Form 10-QSB for the Fiscal Quarter
            Ended March 31,2006

            File No. 0-49628

Dear Mr. Spirgel:

      On behalf of Teleplus Enterprises, Inc. (the "Company"), I submit the Company's responses to your letter of July 21, 2006, which are set forth below.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------------

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 17
-----------------------------------------------------

RESULTS OF OPERATIONS, PAGE 20
------------------------------

      1. MD&A SHOULD BE A DISCUSSION AND ANALYSIS OF A COMPANY'S BUSINESS AS SEEN THROUGH THE EYES OF THOSE WHO MANAGE THE BUSINESS. WE NOTE THAT YOU HAVE MADE VIRTUALLY NO DISCLOSURES REGARDING THE OPERATING PERFORMANCE IN FISCAL 2005 VERSUS 2004 BECAUSE THERE ARE NO CONTINUING OPERATIONS IN THE PRIOR PERIOD. HOWEVER, YOU ACQUIRED SEVERAL COMPANIES IN FISCAL 2005 AND IN FUTURE FILINGS SHOULD DISCUSS THE PRODUCTS AND SERVICES SOLD, THE OPERATING PERFORMANCE OF THE COMPANIES ACQUIRED AND SEGMENT DATA WHERE MATERIAL TO AN UNDERSTANDING OF CONSOLIDATED INFORMATION.

Mr. Larry Spirgel
August 25, 2006
Page 2

      The Company agrees with your comment, and in their June 30, 2006 Form 10QSB filing, included an analysis of our Results of Operations that compared the six months ended June 30, 2006 to 2005 on a proforma basis as if the acquired entities were included in operations as of January 1, 2005. The Company plans to revise the Management's Discussion and Analysis for prior filings for the year ended December 31, 2005 (Form 10KSB), and period ended March 31, 2006 (Form 10QSB). The Company has also included segmented data for its reporting units in its Condensed Consolidated Financial Statements in accordance with SFAS No. 131, and has reported the unaudited proforma results in accordance with SFAS No. 141 for the six months ended June 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 21
----------------------------------------

      2. WE REFER TO YOUR DISCUSSION OF THE "FORCED EXERCISE" PROVISION ASSOCIATED WITH WARRANTS ISSUED IN ACCORDANCE WITH YOUR SECURITIES PURCHASE AGREEMENT. IT APPEARS THAT YOU ARE RELYING ON THIS PROVISION AS A SOURCE OF FUTURE LIQUIDITY. HOWEVER, CONSIDERING YOUR CURRENT TRADING VOLUMES AND SHARE PRICES, IT DOES NOT APPEAR THAT YOU WOULD BE ALLOWED TO FORCE THE EXERCISE OF THESE WARRANTS. IN FUTURE FILINGS, REVISE TO CLEARLY INDICATE THE PROBABILITY OF CASH INFLOW FROM THESE WARRANTS AND PROVIDE A CLEAR PICTURE OF YOUR ABILITY TO GENERATE CASH AND MEET EXISTING AND KNOWN OR REASONABLY LIKELY SHORT- AND LONG-TERM CASH REQUIREMENTS. YOU SHOULD CONSIDER INCLUDING AN ANALYSIS OF THE FACTORS CONTRIBUTING TO THE VARIABILITY AND UNCERTAINTIES OF YOUR OPERATING CASH FLOWS, BEING CAREFUL NOT TO LIMIT YOUR PRESENTATION TO A RECITATION OF THE
STATEMENT  OF  CASH  FLOWS.  FOR  ADDITIONAL  GUIDANCE,  REFER  TO  ITEM  303 OF
REGULATION S-K AND THE COMMISSION'S INTERPRETIVE RELEASE ON MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION ON OUR WEBSITE AT: HTTP//WWW.SEC.GOV/RULES/INTERP/33-8350.HTM. IN YOUR RESPONSE, PROVIDE US WITH YOUR PROPOSED DISCLOSURES.

      The Company agrees with your comment, and has made the appropriate revision in its Form 10QSB for the period ended June 30, 2006. Management has removed this clause as a source of liquidity due to the uncertainties surrounding the "forced exercise" of these warrants.

      Management has also included a discussion surrounding the Company's liquidity and capital resources. This discussion includes analysis regarding securing additional convertible debentures to repay acquisition obligations associated with the acquisition of Keda Consulting Corp. as well as the acquisitions of Telizon, Inc., Avenue Reconnect and Freedom Phone Lines, as defined within the Form 10-KSB for year ended December 31, 2005. Management provided an analysis of its cash flows as well in accordance with Item 303.

STATEMENT OF CASH FLOWS, PAGE F-6
---------------------------------

      3. WE NOTE YOUR PRESENTATION OF CASH ACQUIRED FROM ACQUISITIONS, WHICH HAS NOT BEEN CLASSIFIED AS EITHER AN OPERATING, INVESTING OR FINANCING CASH FLOW. PARAGRAPH 14 OF SFAS NO. 95 REQUIRES YOU TO CLASSIFY ALL CASH RECEIPTS AND CASH PAYMENTS AS INVESTING, FINANCING, OR OPERATING. IN THIS REGARD, WE BELIEVE THAT CASH ACQUIRED FROM ACQUISITIONS SHOULD BE CLASSIFIED AS AN INVESTING ACTIVITY. PLEASE REVISE IN FUTURE FILINGS.

Mr. Larry Spirgel
August 25, 2006
Page 3

      The Company agrees with your comment on paragraph 14 of SFAS No. 95 and made the appropriate revision to include cash acquired from acquisitions in the Cash Flows From Investing Activities on page F-3 of the Condensed Consolidated Statement of Cash Flow Section in the 10QSB filing for the period ended June 30, 2006. The appropriate revision will also be included in the amended filings for the 10QSB for the periods ended March 31, 2006, September 30, 2005, and June 30, 2005 as well as the 10KSB filing for the year ended December 31, 2005.

      4. FURTHER, WE NOTE YOUR PRESENTATION OF CASH FLOW FROM DISCONTINUED OPERATIONS. SEPARATE DISCLOSURE OF CASH FLOWS FROM DISCONTINUED OPERATIONS IS PERMITTED AS LONG AS THEY ARE PRESENTED IN CONFORMITY WITH THE BASIC REQUIREMENTS OF SFAS NO. 95 AND ARE PRESENTED CONSISTENTLY FOR ALL PERIODS. IF YOU CHOOSE TO SEPARATELY PRESENT CASH FLOWS FROM DISCONTINUED OPERATIONS, YOU SHOULD DISCRETELY REPORT THE OPERATING, INVESTING AND FINANCING CASH FLOWS FROM DISCONTINUED OPERATIONS BY CATEGORY. BOTH OF THE FOLLOWING PRESENTATIONS WOULD BE APPROPRIATE UNDER SFAS NO. 95:

      o     SEPARATELY  IDENTIFYING  CASH  FLOWS  FROM  DISCONTINUED  OPERATIONS
            WITHIN EACH CATEGORY OF THE CASH FLOW STATEMENT - OPERATING, INVESTING AND FINANCING; OR
      o SEPARATELY IDENTIFYING OPERATING, INVESTING AND FINANCING CASH FLOWS FROM DISCONTINUED OPERATIONS WITHIN A SEPARATE SECTION OF THE CASH FLOW STATEMENT.

      IT IS NOT APPROPRIATE TO AGGREGATE ALL CASH FLOWS FROM DISCONTINUED OPERATIONS WITHIN A SINGLE LINE ITEM, EITHER AS A SEPARATE CATEGORY OR WITHIN AN EXISTING CATEGORY, SUCH AS OPERATING CASH FLOWS. PLEASE REVISE IN FUTURE FILINGS.

      The Company agrees with your comment on SFAS No. 95 and made the appropriate revision to their presentation by presenting the components of their cash flow activities for the discontinued operations under a separate footnote disclosure which provides for the cash flows by activity (operating, investing and financing) in our Condensed Consolidated Financial Statements in the 10QSB filing for the period ended June 30, 2006. The appropriate revision will also be included in the amended filings for the 10QSB for the period ended March 31, 2006 as well as the 10KSB filing for the year ended December 31, 2005. Future filings will also comply with this comment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

BUSINESS AND BASIS OF PRESENTATION, PAGE F-7
--------------------------------------------

Mr. Larry Spirgel
August 25, 2006
Page 4

      5. WE NOTE YOUR DISCLOSURE THAT $3,420,000 OF THE ACCRUED ACQUISITION OBLIGATIONS MUST BE SETTLED BY CASH FLOW GENERATED BY OPERATIONS FROM THE YEAR ENDED DECEMBER 31, 2006. PLEASE TELL US IN SUFFICIENT DETAIL WHAT THESE OBLIGATIONS RELATE TO, WHY THEY MUST BE PAID BY 2006 CASH FLOWS FROM OPERATIONS AND THE CONSEQUENCES IF YOU DO NOT HAVE THE CASH OR MUST BORROW MONEY TO SETTLE THIS OBLIGATION.

      The $3,420,000 of the accrued obligations relate to amounts owed on acquisitions made by the Company during the year ended December 31, 2005. Of these amounts, $500,000 relates to the acquisition of Liberty Wireless on December 29, 2005. Payments of $125,000 are due each quarter commencing April 1, 2006. The balance of $2,920,000 relates to acquisitions of Freedom Phones Lines, Avenue Reconnect, One Bill, Telizon Inc and Keda Consulting Corp. The payments from these obligations are being made from positive cash flow being generated from operations and the securing of long term financing to assist in paying down short- term acquisition obligations. The Company in July 2006 renegotiated the terms of obligation to Keda Consulting Corp, to $3,214,000 over 36 months. The obligations for these acquisitions relate to the balance of the amounts due on these acquisitions. Earn-out provisions have been modified and have been recognized as a liability. The Company in July 2006 also negotiated a new convertible debenture in the amount of $3,000,000 to provide funds to the Company to repay a portion of these amounts. This is referenced in "Subsequent Events" in the Notes to the Condensed Consolidated Financial Statements in the Form 10QSB for the six months ended June 30, 2006.

INTANGIBLES, GOODWILL AND OTHER ASSETS, PAGE F-8,
-------------------------------------------------

      6. WE NOTE THAT AS OF DECEMBER 31, 2005, GOODWILL ACCOUNTED FOR 69% OF YOUR TOTAL ASSETS AND IS MATERIAL TO YOUR COMPANY. IN THIS REGARD, WE NOTE YOUR ACCOUNTING POLICY FOR GOODWILL AND OTHER INTANGIBLE ASSETS, WHICH WE BELIEVE INCORRECTLY DESCRIBES THE METHOD USED TO RECOGNIZE AND MEASURE IMPAIRMENTS IN ACCORDANCE WITH SFAS NO. 142. REVISE THIS POLICY IN FUTURE FILINGS TO CORRECTLY DESCRIBE THE METHOD OF RECOGNIZING AND MEASURING GOODWILL AND OTHER INTANGIBLE ASSETS FOR IMPAIRMENT. PLEASE REFER TO PARAGRAPH 17-22 OF SFAS NO. 142. IN YOUR RESPONSE, PROVIDE US WITH YOUR PROPOSED DISCLOSURES.

      The Company agrees with your comment and has included in its Form 10QSB filing for June 30, 2006 the required disclosures in the summary of significant accounting policies in Note 2 to the Condensed Consolidated Financial Statements under the section, "Goodwill and Other Intangible Assets" on page F-7 to F- 8. The Company has included the disclosure in this response as well for your review.

      Under SFAS No. 142, "Goodwill and Other Intangible Assets". ("SFAS 142"), goodwill and other indefinite-lived intangible assets are no longer amortized but instead are reviewed for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that an asset might be impaired. Under SFAS 142, indefinite-lived intangible assets are tested for impairment by comparing their fair values to their carrying values. Testing for impairment of goodwill is a two-step process. The first step requires the Company to compare the fair value of its reporting units to the carrying value of the net assets of the respective reporting units, including goodwill. If the fair value of the reporting unit is less than the carrying value, goodwill of the reporting unit is potentially impaired and the Company then completes Step 2 to measure the impairment loss, if any. The second step requires the calculation of the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. If the implied fair value of goodwill is less then the carrying amount of goodwill, an impairment loss is recognized equal to the difference. Intangible assets that do not have indefinite lives are amortized over their useful lives.

Mr. Larry Spirgel
August 25, 2006
Page 5

      Other intangible assets consist of trade names, with an estimated useful life of 20 years and customer lists, with an estimated useful life of 8 years, of companies acquired by the Company and are reflected below:

                                                                  AS OF JUNE 30, 2006
                                                      GROSS
                                                     CARRYING         ACCUMULATED
                                                      AMOUNT          AMORTIZATION          NET
                                                     -----------      ------------      -----------
AMORTIZED INTANGIBLE ASSETS:
       Trade Names                                   $ 2,875,000        $ 110,312       $ 2,764,688
                                                     ===========        ===========     ===========
       Customer Lists                                $ 4,062,500        $ 380,808       $ 3,681,692
                                                     ===========        ===========     ===========

AMORTIZATION EXPENSE:

       For the six months ended June 30, 2006                           $ 325,752
       For the six months ended June 30, 2005                               2,492

ESTIMATED AMORTIZATION EXPENSE:

       For the six months ended December 31, 2006                       $ 325,752
       For the year ended December 31, 2007                               651,504
       For the year ended December 31, 2008                               651,504
       For the year ended December 31, 2009                               651,504
       For the year ended December 31, 2010 through 2025                4,166,116
                                                                       ----------
                    Total                                              $6,446,380
                                                                       ==========

Mr. Larry Spirgel
August 25, 2006
Page 6

NOTE 4 - ACQUISITIONS, PAGE F-11
--------------------------------

      7. WE REFER TO YOUR ACQUISITIONS OF FREEDOM PHONE LINES, AVENUE RECONNECT, TELIZON, INC. AND 1500536 WHICH WERE ALL ACQUIRED IN JULY 2005 OR EARLIER. IT IS CLEAR THAT YOU ONLY ASSIGNED THE EXCESS PURCHASE PRICE OF THESE BUSINESSES TO GOODWILL AT THE DATE OF ACQUISITION AND SUBSEQUENTLY REVISED THE ALLOCATION OF THE PURCHASE PRICE IN 2006, UPON RECEIPT OF VALUATION, UPON WHICH YOU RECOGNIZED OTHER INTANGIBLE ASSETS. YOU ARE REQUIRED BY PARAGRAPH 49 OF SFAS NO. 141 TO ALLOCATE THE COST OF AN ACQUIRED ENTRY TO ASSETS ACQUIRED AND LIABILITIES ASSUMED AT THE DATE OF ACQUISITION. SINCE YOU ULTIMATELY ASSIGNED VALUES TO AMORTIZABLE ASSETS THAT SHOULD HAVE BEEN RECOGNIZED AT THE DATE OF ACQUISITION AND AMORTIZED IN PRIOR PERIODS, WE BELIEVE THAT YOU MADE A CORRECTION OF AN ERROR IN FISCAL 2006. THEREFORE, WE BELIEVE THAT YOU SHOULD RESTATE THE AFFECTED PRIOR PERIODS TO CORRECT THESE ERRORS. IF YOU BELIEVE THE IMPACT OF THESE ERRORS IS NOT MATERIAL TO YOUR FINANCIAL STATEMENTS, PLEASE PROVIDE US WITH YOUR SAB 99 ANALYSIS.

      The Company agrees with your comment and as noted in comment response Number 6, have made revisions to their disclosures for definite intangible assets acquired in the acquisitions, and have estimated the useful lives for amortization of those intangible assets. The Company has reflected these revisions in its June 30, 2006 Form 10QSB filing, and will amend its Form 10QSB filings for the periods ended June 30, 2005, September 30, 2005 and March 31, 2006 and Form 10KSB for the year ended December 31, 2005 to revise the allocation of the purchase price as of the date of the acquisition and properly account for the amortization of the intangible assets acquired.

      8. WE REFER TO YOUR 2005 AND 2006 ACQUISITIONS. YOU HAVE NOT PROVIDED ALL THE DISCLOSURES REQUIRED BY PARAGRAPH 51 AND 52 OF SFAS NO. 141 FOR EACH ACQUISITION. IN FUTURE FILINGS, REVISE TO INCLUDE ALL THE INFORMATION REQUIRED BY SFAS NO. 141 INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING INFORMATION:

      o THE PRIMARY REASON FOR THE ACQUISITION, INCLUDING A DESCRIPTION OF THE FACTORS THAT CONTRIBUTED TO A PURCHASE PRICE THAT RESULTS IN RECOGNITION OF GOODWILL;
      o CONTINGENT PAYMENTS, OPTIONS OR COMMITMENTS SPECIFIED IN THE ACQUISITION AND THE ACCOUNTING TREATMENT THAT WILL BE FOLLOWED SHOULD SUCH CONTINGENCY OCCUR;
      o     THE AMOUNT OF GOODWILL BY REPORTABLE SEGMENT;
      o     THE TOTAL AMOUNT ASSIGNED TO ANY MAJOR INTANGIBLE ASSET CLASS; AND
      o THE WEIGHTED-AVERAGE AMORTIZATION PERIOD, IN TOTAL AND BY MAJOR INTANGIBLE ASSET CLASS.

      The Company in its Condensed Consolidated Financial Statements in the June 30, 2006 Form 10QSB filing in Note 4 has provided the breakout of the net assets acquired. The difference between the consideration paid for the entities over the fair value of the net assts acquired was grouped into goodwill and properly disclosed. The discussion as to why the Companies were acquired was presented in the body of the Form 10QSB. In future filings, the Company will also present the primary reason for their acquisitions in this footnote disclosure.

Mr. Larry Spirgel
August 25, 2006
Page 7

      The amortization and policy footnotes regarding goodwill and other intangible assets have been included in the Company's Condensed Consolidated Financial Statements in Note 2 and within this response letter.

      Contingent payments were recognized by the Company as "earn out" provisions, and have been renegotiated as of July 2006. These amounts were recognized as a liability due to the outcome of the payment of the obligations determined by Management having occurred as of the date of the audit report.

      9. TELL US IN SUFFICIENT DETAIL ABOUT THE EARN-OUT PROVISIONS ASSOCIATED WITH EACH OF YOUR ACQUISITIONS, IF YOU RECOGNIZED THE ANY OF THE CONTINGENT CONSIDERATION AT THE DATE OF ACQUISITION AND HOW YOU CONTEMPLATED PARAGRAPHS 26-27 OF SFAS NO. 141 TO SUPPORT YOUR ACCOUNTING TREATMENT. PLEASE ALSO PROVIDE US WITH THE SAME INFORMATION FOR THE CONTINGENT CONSIDERATION RECOGNIZED SUBSEQUENT TO THE INITIAL MEASUREMENT DATE.

      When the Company negotiated the acquisition of Freedom Phone Lines, Avenue Reconnect, One Bill and Telizon Inc, they included "earn out" provisions that were based on achieving minimum predetermined earnings calculations during the year ended December 31, 2005. These operations were to maintain levels of earnings for a period of seven months. The payout was based on a predetermined cash flow availability formula commencing during the year ended December 31, 2005 and continuing through the year ended December 31, 2006. These "earn out" amounts were considered contingent payments and have been renegotiated to fixed terms in July 2006. Therefore, as of July 2006 no contingent payments exist for these acquisitions. Any reduction of obligations due to the renegotiated terms offset goodwill that was recognized at that time.

      10. WE REFER TO YOU ACQUISITION OF CERTAIN ASSETS OF LIBERTY WIRELESS. WE NOTE THAT ON PAGE 10, YOU STATE THAT THE PURCHASE INCLUDES THE ACQUISITION OF CUSTOMER LISTS, THE LIBERTY WIRELESS BRAND AND SNI RIGHTS UNDER CERTAIN AGREEMENTS. HOWEVER, IT APPEARS THAT YOU ALLOCATED THE PURCHASE PRICE PRIMARILY TO GOODWILL. PLEASE TELL US WHY YOU DID NOT ASSIGN ANY OF THE PURCHASE PRICE TO INTANGIBLE ASSETS OTHER THAN GOODWILL DESPITE YOUR DISCLOSURES ON PAGE 10.

      You are correct in your assessment. The Company has yet to receive an independent valuation of this acquisition, which much like the prior acquisitions provide the Company values for its other intangible assets and goodwill. Upon receipt of this valuation, the Company will amend its financials and disclosures should there be material differences. The Company anticipates a completed valuation by the end of its year, December 31, 2006.

Mr. Larry Spirgel
August 25, 2006
Page 8

NOTE 6 - ACCRUED ACQUISITION OBLIGATIONS, PAGE F14
--------------------------------------------------

      11. PLEASE TELL US WHAT LIABILITIES ARE INCLUDED IN TOTAL ACCRUED ACQUISITION OBLIGATIONS, AND WHY YOU ACCRUED FOR EARN-OUT AMOUNTS AS OF DECEMBER 31, 2005 THAT ARE BASED ON 2006 RESULTS OF OPERATIONS.

      The liabilities in total accrued obligations include all outstanding amounts owed from all acquisitions made by the Company during the year ended December 31, 2005. The "earn out" amounts were based on a minimum predetermined earnings calculation on the acquisitions of Freedom Phone Lines, Keda Consulting Corp., Avenue Reconnect, One Bill and Telizon Inc. and the maintenance of those minimum levels for a period of seven months. The payout was based on a predetermined cash flow availability formula commencing during the year ended December 31, 2005 and continuing through the year ended December 31, 2006. The amount accrued as at December 31, 2005 were based on these minimum predetermined calculations which had been achieved as of December 31, 2005. In July 2006 the Company renegotiated both the terms on the "earn out" with Keda Consulting and it is now a fixed amount due, no longer contingent on an "earn out" basis. The "earn out" was accrued due to the operations achieving certain milestones contained in the agreements as of December 31, 2005.


NOTE 9 - COMPANY FINANCING, PAGE F-17
-------------------------------------

      12. WE BELIEVE THAT THE CONVERSION FEATURE IN YOUR CALLABLE SECURED CONVERTIBLE NOTES MAY HAVE MET THE DEFINITION OF AN EMBEDDED DERIVATIVE UNDER PARAGRAPH 12 OF SFAS NO. 133 THAT SHOULD BE SEPARATED FROM THE DEBT HOST AND ACCOUNTED FOR AT FAIR VALUE AS OF DECEMBER 31, 2005, UNLESS IT MET THE SCOPE EXCEPTION IN PARAGRAPH 11(A). TO DETERMINE WHETHER THE SCOPE EXCEPTION WAS MET, THE CONVERSION FEATURE SHOULD HAVE BEEN ANALYZED UNDER EITF 00-19.

      WE NOTE THAT YOUR CONVERTIBLE DEBENTURES ISSUED ON DECEMBER 13, 2005 HAVE VARIABLE CONVERSION TERMS AS DESCRIBED ON PAGE F-17 OF YOUR FORM 10-K; AND THEREFORE, DO NOT MEET THE DEFINITION OF CONVENTIONAL CONVERTIBLE INSTRUMENTS AS DEFINED BY EITF 00-19 SINCE THE DEBT IS NOT CONVERTIBLE INTO A FIXED NUMBER OF SHARES. AS A RESULT, YOU ARE REQUIRED TO ANALYZE FURTHER THE CONVERSION FEATURE UNDER PARAGRAPHS 12-32 OF EITF 00-19.

      BASED ON FURTHER ANALYSIS UNDER PARAGRAPHS 12-32 OF EITF 00-19, WE NOTE THAT SINCE THE DEBENTURES CAN BE CONVERTED INTO 95% OF THE LOWEST VOLUME WEIGHTED PRICE OF COMMON STOCK FOR THE THIRTY DAYS IMMEDIATELY PRECEDING THE CONVERSION DATE, IT APPEARS THAT THE NUMBER OF SHARES THAT COULD BE REQUIRED TO BE DELIVERED UPON NET-SHARE SETTLEMENT IS ESSENTIALLY INDETERMINATE (PARAGRAPH 20 OF EITF 00-19). ACCORDINGLY NET-CASH SETTLEMENT SHOULD BE ASSUMED. THEREFORE, IT APPEARS THAT YOU MAY BE REQUIRED TO BIFURCATE THE CONVERSION FEATURE FROM THE DEBT HOST AND ACCOUNT FOR THE FEATURE AS A DERIVATIVE LIABILITY WITH CHANGES IN FAIR VALUE BEING RECORDED IN THE INCOME STATEMENT. PLEASE REVISE OR ADVISE.

Mr. Larry Spirgel
August 25, 2006
Page 9

      The Company agrees with your assessment, and has made these revisions as noted in our Condensed Consolidated Financial Statements in our June 30, 2006 Form 10QSB filing. The embedded conversion feature did meet the definition of a derivative under SFAS No. 133. The Company has bifurcated this liability from the debt instrument and has reflected each component separately as well as calculated the fair value adjustments of the derivative and the warrants issued in conjunction with the convertible debentures. In the Condensed Consolidated Statements of Operations for the six and three months ended June 30, 2006 and 2005, the Company has reported these adjustments in "Other Income (Expense)". The Company will be amending the December 31, 2005 and March 31, 2006 financials to reflect these adjustments as well. The following represents the disclosure added:

      The convertible debentures meet the definition of hybrid instruments, as defined in SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). The hybrid instruments are comprised of a i) a debt instrument, as the host contract and ii) an option to convert the debentures into common stock of the Company, as an embedded derivative. The embedded derivative derives its value based on the underlying fair value of the Company's common stock. The embedded derivative is not clearly and closely related to the underlying host debt instrument since the economic characteristics and risk associated with this derivative are based on the common stock fair value. The Company has separated the embedded derivative from the hybrid instrument based on an independent valuation of $5,087,378 as of December 13, 2005 and classified the embedded derivative as a current liability with an offsetting debit to debt discount, which will be amortized over the term of the debenture based on the effective interest method.

      The embedded derivative does not qualify as a fair value or cash flow hedge under SFAS No. 133. Accordingly, changes in the fair value of the embedded derivative are immediately recognized in earnings and classified as a gain or loss on the embedded derivative financial instrument in the accompanying statements of operations. There was a gain of $1,141,716 recognized for the six months ended June 30, 2006.

      As of June 30, 2006, the fixed freestanding warrants issued in connection with the $9,225,000 convertible debentures has been valued at $2,691,796 using relative fair values as stipulated in APB 14 based on a Black-Scholes pricing model. The Black-Scholes pricing model utilized the following assumptions: expected life of 3 years; risk free interest rate of 3.5%; and expected volatility of 75% under the various exercise prices.

      The allocation of the proceeds of the convertible debenture to the warrants and the recognition of the embedded derivative resulted in discounts to the convertible debenture of $7,779,174, and is being amortized to par using the effective interest method. The amortization for the six months ended June 30, 2006 amounted to $1,114,201.

Mr. Larry Spirgel
August 25, 2006
Page 10

      13. FURTHER, GIVEN THAT IT APPEARS THAT THE NUMBER OF SHARES THAT CAN BE REQUIRED TO BE DELIVERED UPON SETTLEMENT OF YOUR CONVERTIBLE NOTES IS ESSENTIALLY INDETERMINATE, IT ALSO APPEARS THAT YOU CANNOT CONCLUDE THAT YOU HAVE SUFFICIENT SHARES AUTHORIZED AND UN-ISSUED TO NET-SHARE OR PHYSICALLY SETTLE YOUR OTHER DERIVATIVE INSTRUMENTS (I.E. WARRANTS). ACCORDINGLY, NET-CASH SETTLEMENT SHOULD BE ASSUMED. THEREFORE, IT ALSO APPEARS YOU MAY BE REQUIRED TO CLASSIFY THE WARRANTS AS A LIABILITY, INITIALLY MEASURED AT FAIR VALUE WITH SUBSEQUENT CHANGES IN FAIR VALUE REPORTED IN EARNINGS AS LONG AS THE WARRANTS REMAINED CLASSIFIED AS LIABILITIES. PLEASE REVISE OR ADVISE.

      The Company agrees with the comment and has reflected the warrants as free-standing derivatives and are included in the liability section of the Condensed Consolidated Balance Sheet at June 30, 2006 under "Derivative Liability", and the Company will amend prior filings to reflect this at December 31, 2005 and March 31, 2006. The Company has also included the following disclosure in its significant accounting polices for the derivative financial instruments regarding the settlement of shares:

      The Company generally does not use derivative financial instruments to hedge exposures to cash-flow or market risks. However, certain other financial instruments, such as warrants or options to acquire common stock and the embedded conversion features of debt and preferred instruments that are indexed to the Company's common stock, are classified as liabilities when either (a) the holder possesses rights to net-cash settlement or (b) physical or net share settlement is not within the control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period. These derivative financial instruments are indexed to an aggregate of 44,486,216 shares of the Company's common stock as of June 30, 2006 and are carried at fair value of $4,894,360.

      The Company as of June 30, 2006 had the available authorized shares to issue to convert these debentures based upon the then current market price.

ITEM 8A. CONTROLS AND PROCEDURES, PAGE 35
-----------------------------------------

      14. WE NOTE YOUR DISCLOSURE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES "WERE ADEQUATE" AS OF THE END OF THE PERIOD. IN FUTURE FILINGS, REVISE TO CLARIFY, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ALSO ARE EFFECTIVE TO ENSURE THAT THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS, TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. SEE RULE 13A-15(E) OF THE EXCHANGE ACT. ALTERNATIVELY, YOU MAY SIMPLY STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE.

Mr. Larry Spirgel
August 25, 2006
Page 11

      The Company agrees with your comment on Rule 13a - 15(e) of the exchange act and has made the appropriate statement that provides assurances that our disclosure controls and procedures are adequate and effective. The statement can be found under Item 4 on Page 19 of the 10QSB filing for June 30, 2006. The appropriate statement will also be included in our amended filings of our 10QSB for March 31, 2006 and 10KSB for December 31, 2005.

      15. WE NOTE YOUR DISCLOSURE THAT "THERE WERE NO SIGNIFICANT CHANGES IN [Y]OUR INTERNAL CONTROL OVER FINANCIAL REPORTING..." ITEM 308(C) OF REGULATION S-B REQUIRES THE DISCLOSURE OF ANY CHANGE IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING IDENTIFIED IN CONNECTION WITH AN EVALUATION THEREOF THAT OCCURRED DURING YOUR LAST FISCAL QUARTER THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. PLEASE CONFIRM FOR US SUPPLEMENTALLY THAT THERE WAS NO CHANGE IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE QUARTER ENDED DECEMBER 31, 2005 THAT HAS MATERIALLY AFFECTED, OR IS REASONABLY LIKELY TO
MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING. IN FUTURE FILINGS, PROVIDE THE DISCLOSURE REQUIRED BY ITEM 308(C) OF REGULATION S-B.

      The Company agrees with your comment and has made the appropriate statement that provides assurance that there were no changes in control over financial reporting during the period reported on. The statement can be found under Item 4 on Page 19 of the 10QSB filing for June 30, 2006. The appropriate statement will also be included in our amended filings of our 10QSB for March 31, 2006 and 10KSB for December 31, 2005. Additionally, there were no material changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2005.

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2006
-----------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

SEGMENTS
--------

      16. IT APPEARS THAT YOU PRESENT ONE REPORTABLE SEGMENT, AS DEFINED BY SFAS NO. 131. WE NOTE THAT WITH THE ACQUISITION OF LIBERTY WIRELESS IN JANUARY OF 2006, YOU MAY HAVE ACQUIRED AN OPERATING SEGMENT THAT COULD BE SEPARATELY REPORTABLE IN ACCORDANCE WITH THIS STATEMENT. PLEASE CONSIDER THE PROVISIONS OF SFAS NO. 131 TO DETERMINE IF YOU HAVE MORE THAN ONE REPORTABLE SEGMENT FOR WHICH YOU SHOULD REPORT SEPARATE FINANCIAL INFORMATION IN FUTURE FILINGS.

      Upon further review of SFAS No. 131 and with the acquisition of Liberty Wireless commencing January 1, 2006, it was determined that reporting for operations by segment is required and should be reported on the 10QSB filing for June 30, 2006 and future filings. The reporting segments include: Wireless
Service; Telecom Service; and a Corporate Segment. The Corporate segment includes expenses related to such items as public relations, financing expenses and professional fees that are not clearly related to either the operation of the Wireless or Telecom segments. Reporting for segmented information will also be included in our amended filing for the 10QSB filing of March 31, 2006. The Company has included a policy footnote for the segmented data as well as a breakout of the operations and assets by segment in our disclosures as required by SFAS No. 131.

Mr. Larry Spirgel
August 25, 2006
Page 12

NOTE 2 -OTHER INTANGIBLE ASSETS
-------------------------------

      17. PLEASE TELL US AND DISCLOSE THE WEIGHTED AVERAGE AMORTIZATION PERIOD IN TOTAL AND BY MAJOR INTANGIBLE ASSET CLASS FOR ALL INTANGIBLE ASSETS SUBJECT TO AMORTIZATION AS REQUIRED BY PARAGRAPH 52 OF SFAS NO. 141. FURTHER PROVIDE US WITH YOUR BASIS FOR DETERMINING THE ECONOMIC USEFUL LIFE OF THESE INTANGIBLE ASSETS.

      The Company has revised their disclosures and has additionally included within this response letter, the new disclosures contained in the June 30, 2006 Condensed Consolidated Financial Statements for the Form 10QSB filing. These disclosures have addressed the provisions of SFAS No. 141 regarding the amortization of definite intangible assets.

      The basis for determining the economic useful life of the other intangible assets was based on historical experience of the acquired companies, pre-acquisition. The determination is based on the historical experience of the number of customers lost annually for customer lists, and for trade names is determined based on the expected continued existence of the entity in there service area. As noted in the Company's policy for "Impairment of Long-lived Assets", the Company will at least annually perform an impairment test of these unamortized intangible assets to determine whether the fair value is accurate.

      18. WE NOTE THAT THE ALLOCATION OF THE PURCHASE PRICE WAS PRELIMINARY AS OF THE DATE YOU FILED YOUR QUARTERLY REPORT ON FORM 10-Q IN 2006. PLEASE PROVIDE US WITH THE FINAL PURCHASE PRICE ALLOCATIONS AND IDENTIFYING ALL INTANGIBLE ASSETS, THE NATURE OF THESE ASSETS, THE AMOUNTS ASSIGNED, THE AMORTIZATION PERIODS ASSIGNED.

      In the Company's Condensed Consolidated Financial Statements for June 30, 2006 in its Form 10QSB filing, the Company included the information such as the final purchase price, the allocation of assets and liabilities acquired, identification of intangible assets, including goodwill, and have included the amortization of the definite intangible assets including their estimated economic useful lives. The Company will amend prior filings for June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006 to include these disclosures.

Mr. Larry Spirgel
August 25, 2006
Page 13

NOTE 5 - COMMON STOCK
---------------------

      19. IN THE FIRST INTERIM PERIOD WHEN SFAS NO. 123R IS ADOPTED, YOU ARE REQUIRED TO INCLUDE THE DISCLOSURES SET FORTH IN PARAGRAPH 64-65, 84, AND A240-A242 IN FORM 10-Q. IT DOES NOT APPEAR THAT YOU HAVE INCLUDED THE MAJORITY OF THESE REQUIRED DISCLOSURES. PLEASE PROVIDE US WITH YOUR PROPOSED DISCLOSURES AND REVISE TO INCLUDE IN FUTURE FILINGS. FURTHER, IT IS NOT CLEAR IF YOU RECORDED STOCK BASED COMPENSATION IN ACCORDANCE WITH SFAS NO. 123R IN THE FIRST QUARTER OF 2006. THEREFORE, TELL US HOW YOU CONCLUDED THAT AT THE DATE OF ADOPTION YOU WERE NOT REQUIRED TO RECORD COMPENSATION EXPENSE. PLEASE REFER TO SAB 107 FOR FURTHER GUIDANCE.

      The following is included in the significant accounting policies of the Company regarding "Stock Based Compensation" in the June 30, 2006 Form 10QSB:

      On December 16, 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R, as amended, are effective for small business issuers beginning as of the first interim period after December 15, 2005. The Company adopted these provisions on January 1, 2006.

      The Company has adopted these provisions and has recorded stock based compensation in accordance with the provisions of SFAS No. 123R. There are no adjustments required for the first quarter of 2006.

      The Company also hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
August 25, 2006
Page 14

      If you have any questions or further comments please contact the Company's Chief Financial Officer, Robert Krebs or the undersigned.

                                        Very truly yours,


                                        /s/ Jerold N. Siegan
                                        -------------------------------
                                        Jerold N. Siegan

JNS:lg

      Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice in this communication, including any attachments or enclosures, was not intended or written to be used, and it cannot be used, by any person or entity for the purpose of avoiding penalties imposed under the Internal Revenue Code.